Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

April 30, 2013

VIA EDGAR CORRESPONDENCE

Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Partners Funds Group (File Nos. 033-61810, 811-07674)
Transamerica Partners Funds Group II (File Nos. 333-00295, 811-07495)
(each, a “Registrant” and together, the “Registrants”)

Dear Ms. Rossotto:

On behalf of the Registrants, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statements filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A for Transamerica Partners Funds Group (Accession Number: 0001193125-13-079612) and Transamerica Partners Funds Group II (Accession Number: 00011-3125-13-079629) with the Securities and Exchange Commission (the “Commission”) on February 27, 2013 relating to Transamerica Partners Money Market and Transamerica Partners Small Growth, series of Transamerica Partners Funds Group, and Transamerica Partners Institutional Money Market and Transamerica Partners Institutional Small Growth (each, a “Fund” and collectively, the “Funds”), series of Transamerica Partners Funds Group II. The Staff’s comments were conveyed to the Registrants by telephone on April 16, 2013.

Below are the Staff’s comments on the Registration Statements with respect to the Funds and the Registrants’ responses thereto.

Transamerica Partners Money Market and Transamerica Partners Institutional Money Market - Prospectus Comments

1.	Fees and Expenses: Please confirm that the fee tables will be updated for the 485(b) filings.

Response: The Registrants so confirm.

2.	Fees and Expenses: Please disclose whether fees waived are subject to recoupment in the footnote to the fee table, if applicable. Please also disclose who has the ability to change the contractual waivers for each Fund.

Response: The fees waived are not subject to recoupment. In addition, the Registrants wish to keep the fee table footnote disclosure consistent with other current Transamerica funds’ prospectuses. Accordingly, no changes have been made to the prospectuses at this time.

3.	Principal Investment Strategies: Please define “high quality” in the “Principal Investment Strategies” section.

Response: The Registrants note that the presentation is consistent with the presentation in other current Transamerica funds’ prospectuses. Accordingly, no changes have been made to the prospectuses at this time.

4	Principal Investment Strategies: Please disclose the “other risks” referenced in the “Principal Investment Strategies” section.

Response: The Registrants note that the presentation is consistent with the presentation in other current Transamerica funds’ prospectuses. Accordingly, no changes have been made to the prospectuses at this time.

5.	Principal Risks: Please confirm that each Fund follows the risk requirements for money market funds pursuant to Rule 2a-7 of the Investment Company Act of 1940.

Response: The Registrants so confirm.

6.	Principal Risks: The Staff notes that each Fund’s “Yield” risk disclosure indicates that each Fund may waive fees or expenses. Please disclose how long the voluntary waiver is in place and if any such recoupments are subject to any time limitations.

Response: The Registrants note the risk presentation is consistent with the presentation in other current Transamerica funds’ prospectuses. Accordingly, no changes have been made to the prospectuses at this time.

7.	Tax Information: Please add the following to the end of the last sentence in this section:

“, from which funds may be taxed when withdrawn from the tax-deferred account.”

Response: The Registrants wish to keep the disclosure consistent with other current Transamerica funds’ prospectuses. Accordingly, no changes have been made to the prospectuses at this time.

Transamerica Partners Small Growth and Transamerica Partners Institutional Small Growth - Prospectus Comments

8.	Fees and Expenses: Please disclose whether fees waived are subject to recoupment in the footnote to the fee table, if applicable. Please also disclose who has the ability to change the contractual waivers for each Fund.

Response: The fees waived are not subject to recoupment. In addition, the Registrants wish to keep the fee table footnote disclosure consistent with other current Transamerica funds’ prospectuses. Accordingly, no changes have been made to the prospectuses at this time.

9.	Principal Investment Strategies: Please disclose the capitalization range of the Russell 2000® Growth Index as of the most recent reconstitution date of the index.

Response: The Registrants have made revisions consistent with the Staff’s comment.

10.	Principal Investment Strategies: Please disclose whether each Fund invests directly in foreign currencies. If so, please add disclosure outlining such investments.

Response: The Registrants note that the presentation is consistent with the presentation in other current Transamerica funds’ prospectuses. Accordingly, no changes have been made to the prospectuses at this time.

11.	Principal Investment Strategies: Please disclose derivatives and emerging markets strategies in the “Principal Investment Strategies” section if they are part of each Fund’s principal investment strategies.

Response: The Registrants note that the presentation is consistent with the presentation in other current Transamerica funds’ prospectuses. Accordingly, no changes have been made to the prospectuses at this time.

12.	Principal Risks: Please consider whether American Depositary Receipts risk should be listed as a principal risk.

Response: The Registrant notes that this risk presentation is consistent with the presentation in other current Transamerica funds’ prospectuses. Accordingly, no changes have been made to the prospectuses at this time.

13.	More on Each Fund’s Strategies and Investments: The Staff notes that there are certain strategies and investment disclosures in this section that do not appear to relate to these Funds. Please confirm whether the strategies and investments described are applicable.

Response: Each Registrant has reviewed and confirmed that the “More on Each Fund’s Strategies and Investments” section appropriately discloses the strategies and investments associated with investing in the Funds. The Registrants also confirm that each Fund will be rolled in to a larger combined prospectus for the annual registration statement filing for each such Registrant. Accordingly, no changes have been made to the prospectuses at this time.

14.	How NAV is Calculated: Please add disclosure that foreign securities values may change when the U.S. stock market is closed.

Response: The Registrants have made revisions consistent with the Staff’s comment.

Statement of Additional Information Comments

15.	Additional Information about Fundamental Investment Policies: Please revise the narrative disclosure on concentration to clarify that the Funds cannot invest “without limit” in municipal securities without taking into account the industry in which the municipality invests. The Registrants could address this comment by saying that municipal governments and their authorities, agencies, instrumentalities or political subdivisions will not be considered an industry for the purposes of concentration.

Response: The Registrants note that the sentence that immediately follows the disclosure in question states that “Accordingly, issuers of the foregoing securities will not be considered to be members of any industry.” As the “foregoing securities” include securities of municipal governments and their authorities, agencies, instrumentalities or political subdivisions, the Registrants believe the current disclosure addresses the Staff’s comment.

16.	Disclosure of Portfolio Holdings: As required by Item 16 of Form N-1A, please describe any procedures to address conflicts between the interests of the Funds’ shareholders and the Funds’ investment advisers, principal underwriter or their affiliated persons.

Response: The Registrants has made revisions consistent with the Staff’s comment.

17.	Taxation of Distributions: Please revise the second paragraph of the disclosure to update the statement from “will be” to “is.”

Response: The Registrants have made revisions consistent with the Staff’s comments.

The Registrants acknowledge that, with respect to filings made by the Registrants with the Commission and reviewed by the Staff:

(a)	each Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	each Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1814 with any questions.

Very truly yours,

/s/ Robert S. Lamont
Robert S. Lamont
Vice President and Senior Counsel